File No.: 82-4406

Report Twelve Months 2004



Net profit in spite of high R&D expenses

- **Sales: €946.6 million**
- **Operating income: €2.8 million, net income: €1.8 million**
- **Dividend: €0.20 per share**
- **Outlook 2005: Break-even net result**
- **R&D: Significant progress of development projects in 2004**

SCHWARZ
PHARMA

Net profit in spite of high R&D expenses

- **Sales: €946.6 million**

  In 2004 the SCHWARZ PHARMA Group achieved sales of €946.6 million, 36.7% less than in the previous year. After adjusting for currency effects, sales decreased by 33.8% to €990.6 million. The reason for this decline was the expected decrease in sales of generic omeprazole in the U.S. due to the entry of multiple generic competitors.

- **Operating income: €2.8 million; net income: €1.8 million**

  In spite of a further significant increase in research and development expense to €197.7 million, SCHWARZ PHARMA posted operating income of €2.8 million. Net income totaled €1.8 million.

- **Dividend: €0.20 per share**

  SCHWARZ PHARMA proposes a dividend of €0.20 per share for 2004 fiscal year.

- **Outlook 2005: Break-even net result despite continuing high R&D expense**

  For the 2005 fiscal year, SCHWARZ PHARMA anticipates a sales volume of approximately €850 million. As a result of a continuing high research and development expense as well as investments for the expansion of the U.S. business, the company projects a break-even net result.

- **R&D: Significant progress of the development projects in 2004**

  The development projects of the SCHWARZ PHARMA Group made significant progress in 2004. The highlight was the submission of applications for marketing approval for Neupro® (rotigotine transdermal system) to the U.S. and European regulatory authorities. Three projects, one for the treatment of overactive bladder, another to treat diabetic neuropathic pain and the third for epilepsy, are now in the final clinical development stage, phase III. Furthermore, a project for the treatment of the Restless Legs Syndrome is scheduled to enter phase III in spring 2005.

SCHWARZ PHARMA key figures

(US-GAAP; € million)	Jan. - Dec. 2003	Jan. - Dec. 2004	Change in %
Net sales	1,496.3	946.6	-36.7
Research and development expense	144.0	197.7	37.2
Operating result	260.5	2.8	-98.9
Net income	132.5	1.8	-98.6
Cash flow from operating activities	174.2	47.3	-72.9

Sales Development January – December 2004:
Sales volume: €946.6 million

The SCHWARZ PHARMA Group achieved a sales volume of €946.6 million in fiscal year 2004. This is 36.7% less than in 2003. The reason for this decline was the expected substantial decrease in sales of generic omeprazole in the U.S. due to the entry of multiple generic competitors. After adjustments for currency effects, sales decreased by 33.8% to €990.6 million. Excluding omeprazole, the established business improved slightly compared to the previous year.

Breakdown of sales by regions	
USA	43%
Europe	32%
Germany	22%
Asia	3%

USA

The U.S. business posted sales of €402.9 in 2004 after €963.7 million (-58.2%) in 2003. Denominated in U.S. dollars, the sales volume was $500.3 million, down from $1,086.6 million (-54.0%) in the previous year. This development is primarily attributable to the expected substantial decrease in sales of generic omeprazole by the U.S. affiliate KUDCo, which fell by 70.8% to €229.1 million ($284.6 million). The reported sales also include €32.2 million ($40.0 million) from the reversal of provisions in the second quarter of 2004 in connection with the changes in the omeprazole market in the U.S.

The established U.S. business was driven by different factors. On the positive side, sales of the cardiovascular drug Verelan® PM (verapamil HCl) increased by 45% in U.S. dollars to $63 million. Thanks to this significant growth, Verelan® PM has become the company's largest branded product in the U.S. On the negative side, sales of the cardiovascular drug Univasc® (moexipril) significantly declined due to generic competition from Teva Pharmaceuticals. However, Teva discontinued its generic moexipril shortly before a court hearing in September 2004 which leaves Univasc® as the only moexipril compound on the U.S. market. In January 2005, a U.S. court granted SCHWARZ PHARMA's claim against Teva for patent infringement. This decision paves the way to claim damages.

The development and launch of new products for the U.S. market is advancing as scheduled. These products convert well-established compounds into new, special dosage forms, and offer patients an additional benefit. In 2004, three of these products were launched; the gastrointestinal drugs Trilyte® (polyethylene glycol) and GlycoLax® (polyethylene glycol) as well as Parcopa® (carbidopa-levodopa, orally disintegrating tablets) for the treatment of Parkinson's disease. With Parcopa®, SCHWARZ PHARMA was able to enter the strategically important neurology sector. In January 2005, Niravam® (alprazolam, orally disintegrating tablets) for the treatment of anxiety disorders and panic attacks, received approval for the U.S. market. Niravam® is expected to be launched in the second quarter of 2005. All in all, SCHWARZ PHARMA's U.S. activities excluding omeprazole achieved growth of 7% in U.S. dollars.

Europe

The situation of the European markets continues to be impacted by drastic governmental interventions on pricing in a number of countries. Despite this, European sales grew slightly by 1.5% to €512.8 million in 2004. SCHWARZ PHARMA expanded its European presence with sales organizations in Switzerland and Austria and terminated the Hoyer-Madaus joint venture at the end of the year. Thus, from the beginning of 2005, SCHWARZ PHARMA has again become independently responsible for marketing urology products in Germany.

In 2004, the German market was influenced by the state mandated rebate of 16% for innovative products. In spite of this drastic intervention as well as further price reductions through fixed price regulations, German sales achieved growth of 3.6% to €211.0 million. This increase was mainly driven by SCHWARZ PHARMA's innovative drugs. In this regard, the erosion of patent protection by the government through fixed prices for patent protected drugs is cause for concern.

The remaining European business showed a mixed picture with governmental price interventions as the key negative factor. Despite difficult market environments in a number of countries, sales increased in France, Italy, Great Britain, Eastern Europe and in the license business. On the other hand, sales decreased in Spain due to divestitures of products and significant governmental interventions, in Poland due to generic competition, and in the production business with third parties as a result of expiring delivery agreements.

in € million	Jan. - Dec. 2004	Change in %	Adjusted* in %
France	59.0	5.0	
Italy	59.4	6.2	
Spain	33.1	-20.5	-16.9
Great Britain	32.0	6.1	4.2
Poland	25.5	-8.3	-5.8
Eastern Europe	23.9	8.0	
License business	52.6	6.7	6.9
Production business with third parties	16.3	-4.0	-3.7

* for product divestitures, currency effects

Asia

The Asian affiliates of SCHWARZ PHARMA increased their sales contribution by 13.5% to €31.0 million. After adjusting for currency effects, sales grew by 23.7% to €33.8 million.

Earnings Development January – December 2004:

Operating income: €2.8 million; consolidated net income: €1.8 million

SCHWARZ PHARMA Group **Income Statement** *(US-GAAP, € million)*	Jan. - Dec. 2003	Jan. - Dec. 2004	Change in %
Net sales	**1,496.3**	**946.6**	**-36.7**
Cost of goods sold	385.3	327.3	-15.1
Gross profit	1,111.0	619.4	-44.3
Selling, general and administrative expense	517.8	344.9	-33.4
Research and development expense	144.0	197.7	37.2
Amortization of intangible assets	31.3	30.1	-3.9
Impairment expense FAS 144	25.6	0.0	-100.0
Other operating expense	131.7	43.9	-66.6
Operating result	**260.5**	**2.8**	**-98.9**
Financial result	(4.7)	(1.4)	-70.6
Other income	14.7	17.9	21.5
Income before income taxes and minority interest	**270.5**	**19.3**	**-92.9**
Taxes on income	137.7	17.3	-87.4
Minority interest	(0.3)	(0.1)	-64.1
Net income	**132.5**	**1.8**	**-98.6**
Earnings per share in €*	2.94	0.04	
EBITDA (excluding one-time effects)	343.8	74.3	-78.4
EBIT (excluding one-time effects)	289.0	21.5	-92.6
Number of shares			
*Annual average, million units	45.050	45.530	1.1
Annual average, diluted, million units	47.090	47.301	0.4
Basis, 31.12., million units	45.352	45.863	1.1

In 2004, SCHWARZ PHARMA achieved a gross profit of €619.4 million, 44.3% less than in 2003. The reasons for this decline were primarily the decrease in the omeprazole business due to the entry of multiple generic competitors, as well as the generic competition to Univasc in the USA. In addition, governmental intervention in Europe, such as the state-mandated rebate of 16% in Germany, had a negative impact on gross profit.

Selling, general and administrative expense declined by 33.4% to €344.9 million. The main reasons were lower licensing fees and profit share payments associated with generic omeprazole in the U.S., and cost reductions from restructuring measures in Germany.

Research and development expense increased significantly by 37.2% to €197.7 million as a result of the rapid progression of the development projects. Also included are the up-front payments to AmorePacific Corp., Korea, for the compound SPM 955, which was acquired in February 2004 for the treatment of pain conditions, and the payments to Lipocine Inc., USA,

for the marketing rights for an innovative formulation technology, purchased in May 2004. For further details on our development projects, please refer to page 12 of this report.

Amortization of intangible assets decreased by 3.9% to €30.1 million.

Other operating expense totaled €43.9 million in 2004, down from €131.7 million in the previous year. The main reason for this decline was significantly lower profit share payments associated with generic omeprazole. Also included is the expense for the settlement of the legal disputes between the U.S. affiliate KUDCo and Mylan Pharmaceuticals Inc. and Esteve Quimica S.A. in June 2004.

Thus, operating income declined from €260.5 million to €2.8 million in 2004.

SCHWARZ PHARMA was able to achieve an almost break-even financial result (€-1.4 million compared to €-4.7 million in the previous year) due to the decreased use of debt. Other income rose by 21.5% to €17.9 million due to the disposal of licensing rights.

Income before taxes declined to €19.3 million, down from €270.5 million in the previous year. Taxes on income decreased to €17.3 million, compared to €137.7 million in 2003. The reason for the significantly higher tax rate of 89.9% is attributable to the fact that profits were achieved in countries with high tax rates, and losses were incurred in countries with relatively low tax rates. At the same time, non-deductible selling expense has a correspondingly stronger negative effect if only marginal profits are attained, especially in some European countries.

Consequently, net income was €1.8 million, compared to €132.5 million in the previous year. Corresponding earnings per share were €0.04. Without the effects from the reversal of provisions for omeprazole and the settlement of legal disputes in the second quarter of 2004, a net income of €3.2 million (€0.07 per share) would have been achieved.

In the course of the 2004 fiscal year there was an average of 45.5 million shares outstanding. As of December 31, 2004, there were 45.9 million outstanding shares. The increase of the number of shares by 1.1% is due to the exercise of options and the issue of employee shares. Taking granted stock options into account, the diluted average number of shares was 47.3 million.

Reporting by Operating Segments

SCHWARZ PHARMA Group **Segment Reporting** *(US-GAAP, € million)*	Jan. - Dec. 2003	Jan. - Dec. 2004	Change in %
Net sales			
Europe	545.4	560.4	2.7
USA/Asia	991.0	433.9	-56.2
SCHWARZ BIOSCIENCES	0.0	0.0	
Holding	52.4	52.3	-0.2
Inter-segment elimination	(92.6)	(99.9)	7.9
Net sales	**1,496.3**	**946.6**	**-36.7**
Operating income			
Europe	41.4	72.3	74.6
USA/Asia	323.9	58.2	-82.0
SCHWARZ BIOSCIENCES	(86.9)	(112.7)	29.8
Holding	14.6	12.0	-17.9
Inter-segment elimination	(0.5)	(1.1)	131.6
	292.5	28.7	-90.2
Unallocated corporate expenses	(32.0)	(25.9)	-19.1
Operating income	**260.5**	**2.8**	**-98.9**
	Dec. 31 2003	Dec. 31 2004	Change in %
Long-lived assets			
Europe	182.6	176.7	-3.2
USA/Asia	141.3	118.9	-15.9
SCHWARZ BIOSCIENCES	8.1	7.4	-8.7
Holding	59.3	42.3	-28.7
	391.3	345.3	-11.8
Unallocated long-lived-assets	10.1	9.7	-3.8
Long-lived assets	**401.4**	**355.0**	**-11.6**

Sales of the operating segments were previously discussed in the section on sales development. The increase of operating income in Europe by 74.6% to €72.3 million is mainly attributable to the restructuring measures in 2003. In the USA/Asia region, operating income decreased by 82% to €58.2 million, primarily due to the declining business of generic omeprazole. The rise in the operating loss by 29.8% to €112.7 million in the biosciences segment reflects the significant increase in research and development expense as a result of the rapid progression of the development projects.

Statement of Cash Flows and Balance Sheet Jan. – Dec. 2004:

Net Cash Position €121.1 million, Equity Ratio 53%

SCHWARZ PHARMA Group **Cash Flow Statement** *(US-GAAP, € million)*	Jan. - Dec. 2003	Jan. - Dec. 2004	Change in %
Cash Flow (used in)/from operating activities	174.2	47.3	-72.9
Cash Flow (used in)/from investing activities	(12.8)	(28.4)	>100
Cash Flow (used in)/from financing activities	(84.3)	(32.6)	-61.4
Effects of exchange rates	(30.7)	(9.6)	-68.6
Changes in cash and cash equivalents	**46.4**	**(23.3)**	
Cash and cash equivalents at beginning of period	161.3	207.7	28.8
Cash and cash equivalents at end of period	**207.7**	**184.4**	**-11.2**

Balance sheet *(US-GAAP, € million)*	Dec. 31 2003	Dec. 31 2004	Change in %
Current assets			
Cash and cash equivalents	207.7	184.4	-11.2
Marketable securities	4.9	0.0	-100.0
Accounts receivable, less allowances	162.3	220.5	35.8
Inventories	115.8	83.6	-27.8
Other current assets	67.2	33.6	-50.0
Total current assets	**557.9**	**522.1**	**-6.4**
Property, plant and equipment	161.0	151.3	-6.1
Goodwill and other intangible assets	214.0	199.4	-6.8
Long-term investments and other assets	100.6	121.7	20.9
	1,033.6	**994.5**	**-3.8**
Liabilities			
Short-term debt and current portion of long-term debt	13.7	16.0	16.5
Other current liabilities	271.0	312.6	15.3
Total current short-term liabilities	**284.7**	**328.5**	**15.4**
Long-term debt	63.2	47.3	-25.1
Pension and other non-current liabilities	108.7	89.8	-17.4
Shareholder`s equity	577.0	528.8	-8.4
	1,033.6	**994.5**	**-3.8**
Number of employees (on the relevant date)	3,794	3,921	3.3

In the 2004 fiscal year cash flow from operating activities was €47.3 million, down from €174.2 million in the previous year. This decline was mainly attributable to lower sales of generic omeprazole.

The cash flow used in investing activities was €28.4 million, compared to €12.8 million in the previous year. SCHWARZ PHARMA had capital expenditures of €19.0 million for tangible

assets, such as the expansion of the production sites in Zwickau, Germany, and in Shannon, Ireland. Investments in intangible assets and financial investments in the amount of €15.8 million primarily related to the acquisition of rights to a new formulation technology from Lipocine Inc. and the repurchase of the distribution rights for the Swiss market. This cash outflow was offset by an inflow from the disposal of marketable securities as well as license rights in the amount of €6.4 million.

In fiscal year 2004, cash flow used for financing activities totaled €32.6 million, which is 61.4% less than in 2003. The largest item was the dividend payment of €27.2 million on May 27, 2004. Long-term debt decreased by 25.1% to €47.3 million. This decrease is partly attributable to repayments and partly to the reclassification of a loan, due in the next 12 months, to short-term debt (short-term debt increased by 16.5% to €16.0 million). As of December 31, 2004, cash and cash equivalents decreased by 11.2% to €184.4 million compared to December 31, 2003. Overall, the net cash position was €121.1 million as of the end of December 2004.

Shareholder's equity decreased by 8.4% to €528.8 million as a result of the dividend payment and foreign currency translation differences. At 53.2%, the equity ratio decreased slightly compared to the December 31, 2003 level of 55.8%. Total equity and liabilities decreased by 3.8% to €994.5 million as of December 31, 2004.

The number of employees of the SCHWARZ PHARMA Group worldwide was 3,921 as of December 31, 2004. This is 3.3% more than in the previous year. While the health care reform led to job cuts in Germany at the end of the 2003 fiscal year, primarily in the fields of sales and administration, new employees were hired for research & development, especially in the U.S.

Development of shareholders' equity

SCHWARZ PHARMA Group

(US-GAAP, € million)	Jan. - Dec. 2003	Jan. - Dec. 2004	Change in %
Balances as of January 1	**530.4**	**577.0**	**8.8**
Net income	132.5	1.8	-98.6
Dividend to shareholders	(26.8)	(27.2)	1.4
Conversion Stock Option Program	8.8	7.9	-10.5
Sell treasury shares	0.3	0.2	-50.9
Other comprehensive income	0.2	(2.8)	n.a.
Currency translation difference	(68.3)	(28.0)	-59.0
Balances as of December 31	**577.0**	**528.8**	**-8.4**

The fourth quarter of 2004

SCHWARZ PHARMA Group **Income Statement** *(US-GAAP, € million)*	Oct. - Dec. 2003	Oct. - Dec. 2004	Change in %
Net sales	**248.6**	**234.9**	**-5.5**
Cost of goods sold	92.1	89.5	-2.9
Gross profit	156.4	145.4	-7.0
Selling, general and administrative expense	106.2	85.8	-19.2
Research and development expense	48.0	57.0	18.8
Amortization of intangible assets	8.0	7.9	-1.0
Impairment expense FAS 144	(0.4)	0.0	-100.0
Other operating expense	(9.8)	(8.3)	-15.3
Operating result	**(15.0)**	**(13.5)**	**-9.9**
Financial result	(0.9)	(0.6)	-32.6
Other income	3.3	15.8	385.1
Result before income taxes and minority interest	**(12.7)**	**1.6**	**n.a.**
Taxes on income	(0.3)	0.4	-247.0
Minority interest	(0.3)	(0.0)	-98.4
Net result	**(13.2)**	**1.2**	**n.a.**
Earnings per share in €	(0.29)	0.03	

Cash Flow Statement *(US-GAAP, € million)*	Oct. - Dec. 2003	Oct. - Dec. 2004	Change in %
Cash Flow (used in)/from operating activities	(2.9)	52.6	n.a.
Cash Flow (used in)/from investing activities	(11.4)	(10.7)	-6.6
Cash Flow (used in)/from financing activities	(8.8)	0.7	n.a.
Effects of exchange rates	(10.6)	(14.0)	32.5
Changes in cash and cash equivalents	**-33.7**	**28.6**	
Cash and cash equivalents at beginning of period	241.4	155.8	-35.5
Cash and cash equivalents at end of period	**207.7**	**184.4**	**-11.2**

During the quarter from October to December 2004, sales of the SCHWARZ PHARMA Group fell by 5.5% to €234.9 million as compared to the same period of the previous year. SCHWARZ PHARMA's business continued to be negatively impacted in particular by the declining sales of omeprazole and the difficult market situation in Europe due to drastic governmental interventions on pricing in a number of countries. In contrast, the new introductions on the U.S. market and the significant sales increases of the actively promoted and patent-protected drugs in Germany had a positive effect.

Gross profit decreased by 7.0% to €145.4 million. The gross margin was 61.9%, compared to 62.9% in the same quarter of the previous year. Selling, general and administrative expense

declined by 19.2% to €85.8 million. The main reasons for this decline were lower licensing fees and profit share payments associated with generic omeprazole in the U.S., and the cost reductions from restructuring measures in Germany.

Due to the continued progress of the development projects, SCHWARZ PHARMA again increased its research and development expense in the fourth quarter by 18.8% to €57.0 million as compared to the same period of the previous year.

Amortization of intangible assets decreased slightly to €7.9 million (-1.0%) and thus remained close to the previous year's level. Other operating expenses totaled €8.3 million, after €9.8 million in the fourth quarter of 2003. The main reason for this decline was significantly lower profit share payments associated with generic omeprazole.

The operating loss decreased from €15.0 million in the same quarter of the previous year to €13.5 million.

The improved financial result in the amount of €-0.6 million after €-0.9 million in the fourth quarter of 2003 results from the reduced use of debt. The increase of other income from €3.3 million in the previous year to €15.8 million in 2004 is primarily attributable to the disposal of licensing rights.

Income before taxes improved to €1.6 million, up from a loss of €12.7 million in the same quarter of the previous year. With taxes on income totaling €0.4 million, SCHWARZ PHARMA posted net income of €1.2 million, after a loss of €13.2 million. Corresponding earnings per share were €0.03.

Outlook 2005: Break-even net result

The development projects of the SCHWARZ PHARMA Group made significant progress in fiscal year 2004. These successes encourage and commit us to push the further development of these projects even more strongly.

In the 2005 fiscal year, the additional sales contributions of the new U.S. products will presumably not be able to compensate entirely for the decline in the U.S. omeprazole business as well as the negative impact of governmental price interventions in Europe. Consequently, we expect a sales volume of about €850 million for the 2005 fiscal year. However, overall we expect net result to be break-even again.

R&D: Significant progress of the development projects in 2004

There are currently a number of projects in advanced stages of clinical development. In the field of neurology, the projects include compounds for the treatment of Parkinson's disease, Restless Legs Syndrome, epilepsy and neuropathic pain. In the area of urology, a compound is being developed for the treatment of overactive bladder. The 2004 fiscal year was marked by significant progresses in clinical development.

Marketing applications for Neupro® (rotigotine transdermal system) for the treatment of early stage Parkinson's disease were submitted to the European and U.S. regulatory authorities in September 2004 and January 2005, respectively. It is the first submission of a new compound from SCHWARZ PHARMA's innovative development pipeline. Rotigotine is a dopamine agonist and in clinical trials was applied once a day to the skin as a transdermal system. Overall, 15 multinational clinical studies with more than 1,500 patients with early stage Parkinson's disease have been completed.

A double blind, placebo-controlled phase III study in the U.S. with Neupro® (rotigotine transdermal system) as adjunctive therapy with patients in advanced stage Parkinson's disease was completed in October 2004. The results of the European phase III study, which started in the second quarter of 2004 with a total of 470 patients, are expected at the beginning of 2006. Rotigotine nasal spray is being evaluated in a phase I trial. The results should be available in the second quarter of 2005.

Rotigotine transdermal system is also in development for the treatment of Restless Legs Syndrome. A Phase II dose finding trial was completed in July 2004. Phase III clinical trials will be initiated in spring 2005.

The phase IIb study for the treatment of epilepsy with lacosamide was completed in September 2004. The results of this multinational, double blind and placebo-controlled study with lacosamide show a statistically and clinically significant reduction of epileptic seizures. SCHWARZ PHARMA initiated phase III clinical studies for epilepsy in May 2004. The results of this study should be available in the second quarter of 2006. Lacosamide is also currently being evaluated for the treatment of the chronic pain condition caused by diabetic neuropathy. Initial results are expected as early as the third quarter of this year.

Phase III trials with over 2,000 patients in the U.S. and Europe in 2004 are ongoing with fesoterodine for the treatment of overactive bladder. Results of these trials are expected in the second quarter of 2005.

Due to pre-clinical findings, SCHWARZ PHARMA stopped the development program of the compound Pamirosin (SPM 969) for the treatment of benign prostate hyperplasia (BPH). A decision about this project will be taken during the current year after all analyses have been made.

SCHWARZ
PHARMA

Financial Calendar:

April 27, 2005	First Quarter Report 2005
May 11, 2005	Annual Meeting of Shareholders
July 26, 2005	Half Year Report 2005
October 26, 2005	Nine Months Report 2005

This report, our annual report and additional information are available on the Internet at: www.schwarzpharma.com

SCHWARZ PHARMA AG, Alfred-Nobel-Straße 10, D-40789 Monheim

Phone +49 2173 48 0, Fax : +49 2173 48 1608, Email: info@schwarzpharma.com

Corporate Communications

Antje Witte		Bettina Hörstke	
Phone	+49 2173 48 1866	Phone	+49 2173 48 2329
Email	antje.witte@schwarzpharma.com	Email	bettina.hoerstke@schwarzpharma.com

Measurement and Accounting Standards

Just as the annual financial statements, the quarterly reports of SCHWARZ PHARMA AG and subsidiaries are also prepared pursuant to U.S. GAAP and in accordance with the standards of the Financial Accounting Standards Board (FASB). The same accounting standards were applied as for the 2003 consolidated financial statements. The notes to the financial statements in the consolidated annual report thus apply correspondingly. This interim report by SCHWARZ PHARMA AG and its subsidiaries complies with the rules in APB 28, "Interim Financial Reporting". The interim report's scope of consolidation comprises 36 fully-consolidated subsidiaries.

This report is not certified. The complete certified consolidated financial statements will be published in the internet at the end of March. This report on hand contains forward-looking statements based on current plans, estimates and beliefs of the management of Schwarz Pharma AG. These forward-looking statements are subject to various risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Risks and uncertainties that could cause a material difference in future results include changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings and the availability of financing. The Company does not undertake any responsibility to update the forward-looking statements contained in this press release.